
06015365

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Auto Metals plc

*CURRENT ADDRESS: Montagu Pavilion
8-10 Queensway
Gibralter

**FORMER NAME:

**NEW ADDRESS:



FILE NO. 82- 34995 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [initials]

DAT : 7/20/06

Company Number: 92964

The Companies Ordinance

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

AVTO METALS PUBLIC LIMITED COMPANY

Incorporated on 6th October 2004

Fidecs Management Limited
Montagu Pavilion
8-10 Queensway
Gibraltar



THE COMPANIES ORDINANCE

OF THE LAWS OF GIBRALTAR

PUBLIC LIMITED COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF

AVTO METALS PUBLIC LIMITED COMPANY

1. NAME

The name of the Company is AVTO METALS PUBLIC LIMITED COMPANY

2. REGISTERED OFFICE

The Registered Office of the Company will be situated in Gibraltar.

3. GENERAL OBJECTS AND POWERS

(1) The Company is a public company limited by shares.

(2) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in Gibraltar.

(3) The Company may not:

a) carry on business with persons resident in Gibraltar;

b) own an interest in real property situated in Gibraltar, other than a lease referred to in paragraph (e) of sub-clause (4);

c) carry on banking or trust business, unless it is licensed to do so under the Banking Ordinance and the Financial Services Ordinance respectively;

d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed to do so under the Insurance Companies Ordinance and the Financial Services Ordinance respectively;

e) carry on the business of company management, unless it is licensed under the Financial Services Ordinance;

(4) For purpose of paragraph (a) of subclause (3), the Company shall not be treated as carrying on business with the persons resident in Gibraltar if:

a) it makes or maintains deposits with a person carrying on banking business within Gibraltar

b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisors or other similar persons carrying on business within Gibraltar;

c) it prepares or maintains books and records within Gibraltar;

d) it holds within Gibraltar meetings of its directors or members;

e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

f) it holds shares, debt obligations or other securities in a company incorporated under The Companies Ordinance; or The Companies (Share Allotment and Capital Maintenance) Ordinance 1998.

g) Shares, debt obligations or other securities in the Company are owned by any person resident in Gibraltar or by any company incorporated under The Gibraltar Ordinance.

(5) The object of the Company is Research and Development.

(6) The Company shall have all such powers as are permitted by law for the time being in force in Gibraltar irrespective of corporate benefit, to perform all acts and engage in all activities which are necessary or conducive to the conduct, promotion or attainment of the object of the Company.

(7) The Company shall have all powers to settle its assets or property or any part thereof in trust, or to transfer the same to any other company or entity, whether for the protection of its assets or not and with respect to such settlement or transfer the directors may provide that the Company its creditors, its members or any person having a direct or indirect interest in the Company may be beneficiaries, creditors, members, certificate holders, partners or holders of any other similar interest, in such other company or entity.

(8) The directors may, by resolution of directors, exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party subject to the limitations on such activity as defined in the Articles of Association for the Company.

(8) The Company may, by resolution of directors, mortgage, charge, sell, transfer, lease, exchange or otherwise encumber or dispose of any or all of the assets, undertakings and property of the Company, whether in the usual or regular course of the business of the Company or not, without authorisation by a resolution of members subject to the limitations on such activity as defined in the Articles of Association for the Company.

4. CURRENCY

Shares in the Company shall be issued in the currency of US$ Dollars

5. AUTHORISED CAPITAL

The authorised capital of the Company is US$ 100,000.00

6. CLASSES, MEMBER AND PAR VALUE OF SHARES

The authorised capital is made up of one class of shares divided 10,000,000 shares of $0.01 USD par value each.

7. DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue shall be fixed by resolution of directors, but the directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation unless the Memorandum of Association shall have been amended to create separate classes of shares and all the aforesaid rights as to voting, dividends, redemption and distributions shall be identical as among the shares in each separate class.

8. VARIATION OF CLASS RIGHTS

If at any time the authorised capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent of the holders of a two-thirds (2/3) majority of the issued shares of that class or series and of the holders of a two-thirds (2/3) majority of the issued shares of any other class or series of shares which may be affected by such variation.

9. RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10. TRANSFER OF SHARES

Registered shares in the Company may be transferred without the prior or subsequent approval of the Company in such manner as the directors may decide.

11. AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company may amend its Memorandum of Association and Articles of Association in General meeting, as per the Articles of Association.

We, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum: and we agree to take the number of shares shown opposite my name.

	Name and Address of Subscriber		*Number of shares taken by Subscriber*
1.	Fidecs Nominees Limited Montagu Pavilion 8-10 Queensway Gibraltar	-	One
2.	Fidecs Trust Company Limited Montagu Pavilion 8-10 Queensway Gibraltar	-	One
3.	Trisha Agnes Navarro 35 Iberis House West View Park Gibraltar	-	One
4.	Alison Martha Bula 58 Knights Court Upper Withams Road Gibraltar	-	One
5.	Elizabeth Anne Plummer 308 Portland House Glacis Road Gibraltar	-	One
6.	Jacqueline Anne Hitchcock 2/1 Serfaty's Passage Gibraltar	-	One
7.	Peter Max Yeoman 240 Peninsular Heights Gibraltar	-	One
	Total Shares taken	-	Seven

Dated this 21st June 2004

Witness to the above Signature:

Alison M Bula
57 Picton House
Alameda Estate
Gibraltar

FIDSC/04

THE COMPANIES ORDINANCE

OF THE LAWS OF GIBRALTAR

PUBLIC LIMITED COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF

AVTO METALS PUBLIC LIMITED COMPANY

INTERPRETATION

In those Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

rds	Meanings
oital	*The sum of the aggregate par value of all outstanding shares with par value of the* Company and shares with par value held by the Company as treasury shares, plus the amounts that are from time to time transferred from surplus to capital by a resolution of directors.
mber	A person who holds one or more shares in the Company.
son	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
olution of ectors	a) A resolution approved at a duly constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting in person, via e-mail or other electronic means, who voted and did not abstain; or b) a resolution consented to in writing by all directors or by all members of a committee, as the case may be. *Except that where a director is given more than one vote, he shall then be counted by* the number of votes he casts for the purpose of establishing a majority.
olution of mbers	a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of I. a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting in person, by proxy, via e-mail or other electronic *means, and were voted and did not abstain, unless these Articles of* Association require a different majority; or II. a simple majority of the votes of each class or series of shares which were present at the meeting in person, by proxy, via e-mail or other electronic means, and entitled to vote thereon as a class or series and were voted and did not abstain and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting in person, by proxy, via e-mail or other electronic means, and were voted and did not abstain, unless these Articles of Association require a different majority; or b) a resolution consented to in writing by I. an absolute majority of the votes of shares entitled to vote thereon, unless these Articles of Association require a different majority; or II. an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon, unless these Articles of Association require a different majority.
urities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares or debt obligations.
plus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital
Memorandum	The Memorandum of Association of the Company as originally registered or as from time to time amended.
Ordinance	The Companies Ordinance including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
Seal	Any Seal which has been duly adopted as the Seal of the Company

these Articles	These Articles of Association as originally registered or as from time to time amended
treasury shares	Shares in the Company that are not issued or that were previously issued but were redeemed.

"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telecopier, telex, telegram, cable, e-mail or other form of writing produced by electronic communication.

Save as aforesaid, any words or expressions defined in the Ordinance shall bear the same meaning in these Articles.

Whenever the singular or plural number, or the masculine, feminine or neutral gender is used in these Articles, it shall, where the context admits, include the others.

A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted, and a reference to shares being present at a meeting shall be given a corresponding construction.

A reference to money in these Articles is a reference to the currency of the United States of America unless otherwise stated.

REGISTERED SHARES

2. The Company shall issue to every member holding registered shares in the Company a certificate signed by a director or officer of the Company under the Seal of the Company specifying the number and type of share or shares held by him, and the signature of the director or officer and the Seal may be facsimiles. The share certificates need to bear separate distinctive numbers.

3. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost, it may be renewed on production of the worn out certificate or on satisfactory proof of its loss, together with such indemnity as may be required by a resolution of directors and by the share transfer agent of the Company.

4. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORISED CAPITAL AND CAPITAL

5. Subject to the provisions of these Articles and any resolution of members the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

6. Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

7. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

8. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

9. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

10. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

11. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorised capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

12. The Company may redeem its own shares but only out of surplus or in exchange for newly issued shares of equal value but no redemption shall be made unless the directors determine that immediately after the redemption the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved. The Company may trade in its own shares, and in the shares of its subsidiary and affiliated companies without restriction as long as the directors determine that such trades are in the best interests of the members of the Company.

13. A determination by the directors under the preceding Article is not required where shares are redeemed
a) pursuant to a right of a member to have redeemed or to have his shares exchanged for money or other property of the Company;
b) by virtue of the provisions of Section 147 of the Ordinance; or
c) pursuant to an order of the court.

14. Shares that the Company redeems or repurchases pursuant to Article 12 may be cancelled or held as treasury shares unless the shares are redeemed out of capital and would otherwise infringe upon the requirements of Article 29, or to the extent that such shares are in excess of 80 percent of the issued shares of the Company, in which case they shall be cancelled but they shall be available for reissue.

15. Upon the cancellation of a share, the amount included as capital of the Company with respect to that share shall be deducted from the capital of the Company.

LIEN

16. The Company shall have a lien on every share, whether fully paid or not, and whether registered in the name of one or more members, and accordingly in Regulation 7 of Table 'A' the words "not being fully paid share" and "other than fully paid shares" shall be omitted; and the words "a single person" shall be deleted and the words "any member, whether alone or jointly with other members" shall be substituted therefor;

TRANSFER OF SHARES

17. Subject to any limitations in the Memorandum, registered shares in the Company may be transferred in such manner as the directors may from time to time decide, including that a professional share transfer agent be retained to maintain the share registry and transfer shares on behalf of the Company.

18. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

19. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

TRANSMISSION OF SHARES

20. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in Articles 21, 22 and 23.

21. The production to the Company, or its transfer agent, of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside Gibraltar if the document evidencing the grant of probate or letter of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which has competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court is of competent jurisdiction the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

22. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares and the directors shall treat it as such.

23. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

24. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL

25. Subject to the provisions of Article 31, the Company may in General Meeting amend the Memorandum to increase its authorised capital and in connection therewith the Company may in respect of any unissued shares increase the number of such shares and increase the par value of any such shares or effect any combination of the foregoing.

26. The Company may by Special Resolution amend the Memorandum to reduce its authorised capital and in connection therewith the Company may in respect of any unissued shares reduce the number of such shares, reduce the par value of any such shares or effect any combination of the foregoing.

27. Subject to the provisions of Article 31, the Company may amend the Memorandum to
a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or
b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series,
provided, however, that where shares are divided or combined under a. or b. of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

28. Subject to the provisions of Article 31, the capital of the Company may in General Meeting be increased by transferring an amount of the surplus of the Company to capital.

29. Subject to the provisions of Articles 30 and 31 the capital of the Company may by special resolution be reduced by:
a) returning to members any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company; or
b) cancelling any capital that is lost or not represented by assets having a realisable value; or
c) transferring capital to surplus for the purpose of redeeming shares that the directors have resolved to redeem.

30. No reduction of capital shall be affected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

31. The capital or authorised capital of the Company can only be increased beyond 10,000,000 shares by a two-thirds (2/3) approval of not less than 75% of the total outstanding shares of the Company voting at a meeting of the members.

MEETINGS AND CONSENTS OF MEMBERS

32. The Annual General Meeting of the members shall be held at such time and place in each year, as the Board of Directors shall from time to time determine.

33. Other meetings of members may be convened
a) by order of the President and/or of the Chief Executive Officer (CEO); or
b) by the affirmative vote of a majority of the Board of Directors; or
c) by a member or members who own twenty percent or more of the voting shares of the Company.
Meetings will be held at such times and in such manner and places within or outside Gibraltar as the directors consider necessary or desirable.

34. The directors shall give not less than 21 days notice of meetings of members to those persons whose names, on the Record Date of the meeting, appear as members in the share register of the Company.

35. The directors may fix a date of not more than 60 days in advance of a meeting of members as the Record Date for determining those shares that are entitled to vote at the meeting.

36. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting

37. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

38. The instrument appointing a proxy shall be produced at the place appointed for the meeting, or at such place or places as the directors shall appoint, before the time for holding the meeting at which the person named in such instrument proposes to vote.

39. An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

[COMPANY NAME]

I/We, ... being a member of the above Company with shares HEREBY APPOINT.............. of .... to be my/our proxy to vote for me/us at the meeting of members to be held on the .....day of the month of ....in the year...... and at any adjournment thereof.

Signed this... day of the month of .....in the year......

....
Member

40. At any meeting of the members, beneficial owners of shares may vote those shares to which they have beneficial ownership where the direct owner of the shares is not voting those shares, when such beneficial ownership is supported by documentary evidence. This evidence may be a broker's statement or other credible documentation acceptable to the directors of the Company.

41. The following shall apply in respect of joint ownership of shares
a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;
b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and
c) if two or more of the joint owners are present in person or by proxy they must vote as one.

42. A member shall be deemed to be present at a meeting of members if he participates by telephone or e-mail or other electronic means and all members participating in the meeting are able to communicate with one another.

43. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy or by telephone or by e-mail or other electronic means not less than 20 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

44. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy or by telephone or by e-mail or other electronic means not less than 20 percent of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

45. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose one of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman, failing which the oldest individual member or representative of a member present shall take the chair.

46. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

47. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

48. Any person other than an individual shall be regarded as one member and subject to Article 40 the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule the directors may rely and act upon such advice without incurring any liability to any member.

49. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

50. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

51. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

52. An action that may be taken by the members at a meeting may also be taken by a resolution of members, representing not less than 75 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members, consented to in writing or by telex, telegram, cable, facsimile, e-mail or other written electronic communication, without the need for any notice, but if any resolution of members is agreed otherwise than by the unanimous written consent of all represented members, then said resolution shall have no standing, and shall not be adopted.

DIRECTORS

53. The members of the Board shall be divided into three classes, the classes to be as nearly equal in number as possible. The term of office of the directors of the first class shall expire at the first annual meeting of members after their election, that of the second class shall expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual general meeting of the members following the adoption of these articles, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of members held in the third year following the year of their election and until their successors have been elected and qualified.

54. The minimum number of directors shall be five and the maximum number shall be fifteen.

55. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

56. The members may from time to time, by affirmative vote of two-thirds (2/3) of shares entitled to vote at a general meeting of members, remove any director or directors for cause before the expiration of his or their period of office and elect any qualified person or persons in his or their stead for the balance of his or their term at a general meeting of members, of which notice specifying the intention to pass such resolution shall have been given.

57. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

58. The office of a director shall be vacated
a) if he is adjudged bankrupt;
b) if he becomes of unsound mind;
c) if he is absent from the meetings of the directors for six months without the leave of the other directors or a majority of the other directors;
d) if he resigns by notice in writing left at or sent to the office of the Company; or
e) if he becomes prohibited by law from acting as a director.

59. A vacancy in the Board of Directors may be filled by a resolution of members or by a resolution of not less than two-thirds (2/3) of the remaining directors.

60. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

POWERS OF DIRECTORS

61. The business and affairs of the Company shall be managed by the directors who may exercise all such powers of the Company as are noted by the Ordinance or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

62. All actions taken and things done by any meeting of persons acting as a Board of Directors or by any person acting as a director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the election, appointment or qualification of such Board or director, be as valid as though such defect had not obtained.

63. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company.

64. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to fixing the emoluments of directors.

65. Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

66. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen for summoning a meeting of members.

67. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

PROCEEDINGS OF DIRECTORS

68. The directors of the Company or any committee hereof may meet at such times and in such manner and places within or outside Gibraltar as the directors may determine to be necessary or desirable, including a continuous on-line meeting conducted by e-mail or other electronic means.

69. A director shall be deemed to be present at a meeting of directors if he participates by telephone or e-mail or other electronic means and all directors participating in the meeting are able to communicate with one another.

70. A director shall be given not less than 48 hours notice of meetings of directors, for any meeting other than the continuous on-line meeting conducted by e-mail or other electronic means, but a meeting of directors held without 48 hours notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

71. A director may by a written instrument appoint an alternate, who need not be a director, and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director

72. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate or by telephone or by e-mail or other electronic means not less than two-thirds (2/3) of the total number of directors, unless there are only two directors in which case the quorum shall be two

73. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice Chairman of the Board of Directors or if the Vice Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

74. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile, e-mail, or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice

75. The directors shall cause the following corporate records to be kept

a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

76. The books, records and minutes shall be kept at the registered office of the Company in Gibraltar and at such other place or offices as the directors determine. These shall be open for inspection by any member of the Board at all reasonable business hours.

77. The Board of Directors shall have a Chairman, an Executive Committee, an Audit Committee and a Compensation Committee, and as many other committees of the Board of Directors, as the directors may deem appropriate.

78. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles.

79. The Executive Committee shall have no less than three members and no more than five. The Board of Directors elects the Executive Committee after each Annual Meeting. The Executive Committee has the authority to function for the full Board of Directors and can bind the Company, subject to the full Board of Directors and Regulatory Approvals where appropriate. The Executive Committee is for ease of operation, although the deliberations of Executive Committee are carried out in electronic communications to which all directors are privy.

80. The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

FINANCING

81. The Board of Directors may from time to time

a) borrow money upon the credit of the Company;

b) limit or increase the amount to be borrowed;

c) issue shares in the Company subject to the following: The share capitalization of the Company is limited to 10,000,000 shares outstanding. This can be changed only by a two-thirds (2/3) approval of not less than 75% of the total outstanding shares of the Company voting at a meeting of the members.

d) repurchase or borrow Company shares, directly or indirectly and sell, trade or use them in any manner to finance the Company, subject to the reporting requirements in the jurisdictions where the shares trade and to the laws of Gibraltar. The Company has the right to sell shares, debentures or other securities in subsidiary or directly or indirectly controlled companies for such sums and at such prices as may be deemed expedient, subject to the reporting requirements in the jurisdictions where the shares trade and to the laws of Gibraltar;

e) secure any such shares or debentures or other securities in subsidiary companies or directly or indirectly controlled companies or any other present or future borrowing or liability of subsidiary or directly or indirectly controlled companies of the Company by mortgage, charge or pledge of all or any currently owned or subsequently acquired real and personal, movable or immovable property directly or indirectly owned; and

f) pay commission for financing or sales of shares or properties or interests that benefit the Company or its subsidiary or directly or indirectly controlled companies.

82. The Board of Directors may from time to time authorize any director or directors, officer or officers, employees or agents of the Company, or other person or persons, whether connected with the Company or not, to make arrangements for the Company, and its subsidiary companies, and directly and indirectly controlled companies, with references to the money borrowed, or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and with the power to vary or modify such arrangements, terms and conditions and to give such additional securities.

83. The Company may borrow money from officers and directors and others for its ongoing business needs on such terms and conditions as the directors may from time to time authorize.

84. The Board of Directors may from time to time authorize any director or directors, officer or officers, employees or agents of the Company, or other person or persons, whether connected with the Company or not, to sign, execute and give on behalf of the Company, and its subsidiary companies, and directly and indirectly controlled companies, all documents, agreements, promises and other writings necessary or desirable for the purposes aforesaid to draw, make, accept, endorse, execute and issue cheques, wire transfers, money orders, purchases and sales of securities, promissory notes, bills of exchange, bills of lading, and other negotiable or transferable instruments, and the same and all renewals thereof or substitutions thereof so signed shall be binding upon the Company.

85. The powers hereby conferred shall be and be deemed to be in supplement of, and not in substitution for, any powers to borrow money, or conduct business for the purposes of the Company possessed by its directors or officers.

86. The Directors shall cause a proper register to be kept in accordance with the Ordinance of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Ordinance in relation and otherwise.

OFFICERS

87. The officers of the Company shall be a President, a Chief Executive Officer (CEO), a Secretary and such other officers as the Board in its discretion may from time to time elect. The President and/or the CEO may from time to time appoint persons who are not corporate officers to executive or administrative offices, with such titles as the President and/or the CEO in his/their discretion may determine.

88. Any offices except those of President and Secretary may be held by the same person.

89. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members.

90. The remuneration of all officers of the Company shall be established by the Compensation Committee of the Board in such manner as it may from time to time determine.

91. The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

92. Except to the extent from time to time otherwise determined by resolution of the Board, the President and the CEO shall be the Executive Officers of the Company and shall have general supervision of all other officers and their duties.

93. Subject to any statutory limitation, the President and/or the CEO may from time to time delegate to any other person the powers, authority and duties of any officer.

94. Subject to such limitation as the Board may from time to time impose, an officer shall have all the powers and authority and shall perform all the duties as may from time to time be imposed upon the holder of such office by the Articles of Association of the Company or by resolution of the Board.

CONFLICT OF INTERESTS

95. If a director, officer or employee of the Company is a director or officer of another company or holds a beneficial interest of 5% or more, directly or indirectly, in a company or property, such other company or property may not be vended into the Company unless

a) the terms of such contract are fully disclosed in advance to the Board of Directors of the Company; and

b) if the cost to the Company exceeds $50,000 USD, then the contract must be approved by a two-thirds (2/3) majority of the Board of Directors; with the director or directors involved abstaining; and

c) if the cost to the Company exceeds $200,000 USD then the contract must be ratified by two-thirds (2/3) of the members of the Company in attendance at a regular or special meeting of members called to consider the subject contract

These restrictions do not apply to the provision of goods and services in the ordinary course of business.

INDEMNIFICATION

96. No director shall be disqualified by his office or by reason of holding any other office or place of profit under the Company or under any company in which the Company shall be a shareholder or otherwise interested from entering into any contract or arrangement with the Company as a provider of goods and services in the ordinary course of business; nor shall any such contract or arrangement be thereby avoided; nor shall any director be liable to account to the Company for any profit arising from any such contract or arrangement; nor shall any director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement, subject to Article 95. Subject to any statutory requirement, every Director shall be obligated to make relevant disclosure of all such interests and shall refrain from voting on all issues involving such interests.

97. No director or Officer of the Company, while in office and acting in his official capacity shall be liable for: the acts, receipts, neglects or defaults of any other person; or for joining in any receipt or act of conformity; or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Company; or for the insufficiency or deficiency of any security in or upon which any moneys of the Company are invested; or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities, or other property of the Company are lodged or deposited; or for any other loss, damage, or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto unless the same shall happen by or through his own willful and wrongful act.

98. Any contract entered into or action taken or omitted by or on behalf of the Company shall, if approved by a resolution of the members in General Meeting, be deemed for all purposes to have had prior authorization of its members.

99. The Company may purchase and maintain insurance in relation to any person who is or was a director, or an officer of the Company, or who at the request of the Company is or was serving as a director, or an officer of, or in any other capacity is or was acting for another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability. The Company may purchase and maintain life insurance in relation to any person who is or was a director, or an officer of the Company, or serving as a consultant to the Company, in any amount with the Company as a primary beneficiary.

SEAL

100. The Seal, an impression whereof is stamped on the margin hereof, shall be the Seal of the Company.

101. The Company may have more than one seal and references herein to the Seal shall be references to every seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

MERGER/ACQUISITION

02. In the event that two-thirds (2/3) of the entire Board of Directors shall approve the acquisition of the Company by any individual, group of individuals or business entity, or the merger of the Company with any other business entity, such approval shall become effective upon ratification by not less than two-thirds (2/3) of the outstanding shares of the Company entitled to vote at a meeting of the members of the Company especially called for such purpose.

03. In the event that any such acquisition or merger of the Company shall not be approved by the Board of Directors as set forth above, then such disapproval may be over-ridden by an affirmative vote of not less than three-quarters (3/4) of the total outstanding shares at a meeting of members of the Company specially called for such purpose.

DIVIDENDS

04. Dividends shall be payable from time to time only to the extent and as and when and in what manner the Board of Directors, at its discretion, may from time to time determine.

05. Subject to any applicable statutory provisions, the Board may fix in advance a date preceding, by not more than thirty (30) days, the date for payment of any dividend or share distribution or any other form of distribution to the members, as a Record Date for the determination of the rights to receive the distribution as the case may be and in every such case only such persons as shall be members of record at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution, notwithstanding the transfer of any shares after any such Record Date fixed as aforesaid.

06. If the dividend or distribution which has been declared is payable in cash, then it shall be paid by cheque drawn to the order of such registered holder of shares of the Company as of the Record Date fixed, and mailed with postage prepaid to such registered holder at his address as recorded on the books of the Company, unless such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such holders and if more than one address is recorded on the books of the Company in respect to such joint holding, the cheque shall be mailed to the first address so recorded. The mailing of such a cheque as the aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum presented thereby, unless such cheque is not paid upon due presentation. In the event of non-receipt of any dividend cheque thereby the person to whom it is so sent at aforesaid address, the Company shall issue or cause to be issued to such person a replacement cheque for the like amount upon such terms as to indemnify the Company and such evidence of non-receipts as the President and/or the CEO may from time to time prescribe, whether generally or in any particular case

WITHHOLDING INFORMATION FROM MEMBERS

107. No member shall be entitled by virtue of being a member to discovery of any information or records respecting the Company or its business except under authority which may be general or specific of a Resolution of the Board, saving always the statutory rights of a member.

ACCOUNTS

108. The books of account if any shall be kept at the registered office of the Company, or at such other place or places as the directors deem fit.

109. The directors may, if they deem it fit, cause to be made out and may serve on the members or lay before a meeting of members a profit and loss account for a period in the case of the first account since the incorporation of the Company and in any other case, since the preceding account, made to a date not earlier than the date of the notice by more than twelve months, and a balance sheet as at the date to which the profit and loss account is made up.

110. Copies of any such profit and loss account and balance sheet shall be made available to every member of the Company.

111. The accounts of the Company are to be kept in accordance with the provisions of generally accepted accounting practices in Gibraltar.

112. The directors shall, in accordance with the Ordinance cause to be made out in every year and to be laid before the Company in General Meeting a balance sheet and profit and loss account to be decided upon by the directors and made up to a date not earlier than the date of the Meeting by more than nine months.

AUDIT

113. The Company may by resolution of members call for the accounts to be examined by auditors.

114. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members and his duties regulated in accordance with the Ordinance.

115. The auditors shall examine each profit and loss account and balance sheet required to be made available to every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not
    a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period;
    b) all the information and explanations required by the auditors have been obtained.

116. The report of the auditors shall be annexed to the accounts and shall be presented at the meeting of members at which the accounts are laid before the Company or shall be otherwise made available to members.

117. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

118. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

SECRETARY

119. A Secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

NOTICES

120. Any notice, information or written statement to be given by the Company to members must be served to the physical address or the e-mail address of such shareholder appearing on the books of the Company or, if not so appearing, to the last physical and/or e-mail address known to the person charged with serving such notice, and for such purpose the address of any shareholder on the books of the Company may be changed in accordance with any information which appears to be reliable; and any notice with respect to shares registered in the names of more than one person shall be given to whichever of such persons is named first in the share register and notice so given shall be sufficient notice to all holders thereof.

121. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office

122. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

123. Any notice or other communication delivered in person shall be deemed to have been given at the time of delivery, and any notice or other communications sent by Air Mail or Registered Post shall be deemed to have been given on the day of mailing, and any notice or other communication sent by any means of wire or wireless including e-mail and fax or any form or recorded communication shall be deemed to have been given the day when it was sent electronically, and any communication delivered by Courier shall be deemed to have been given on the day it was delivered to the appropriate agency for dispatch; and a certificate in respect of any thereof in writing signed by any officer of the Company or by an agent of the Company shall be conclusive evidence of the matters therein certified.

124. Every person who by any means whatsoever becomes entitled to any share shall be bound by every notice in respect thereof given to his predecessor in title to the name and address of such person being entered in the share register of the holder thereof.

125. Any notice or other communication duly given to any member shall, notwithstanding that such member be then deceased and whether or not the Company have notice thereof, be deemed to have been duly served upon all persons, including his heirs, executors, administrator or assigns, having any title to or interest in the shares registered in the name of such member either as sole holder or as holder thereof jointly with others.

126. The signature to any notice or other communication to be given by the Company may be in whole or in part written, stamped, typewritten, electronically signed, e-mailed, printed or done in any other consistent verifiable manner.

127. The accidental omission to send any notice to any member, director, officer or auditors or the non-receipt of any notice by any member, director, officer or auditors or any error in the notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

128. Any member, director, officer or auditors may waive any notice requirement to be given by the Articles or Memorandum or by statute, and such waiver whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving of such notice.

VOLUNTARY WINDING UP AND DISSOLUTION

129. Subject to any rights which may exist in favour of any particular class of shares, if the Company shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed, so that as nearly as may be, the deficiency shall be born by the members in proportion to the capital paid up or nerily as may be, the deficiency shall be born by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up of the shares held by them respectively, and if on a winding up, the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid up, at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up, paid or which ought to have been paid up on the shares held by them respectively.

130. Subject to any rights which may exist in favour of any particular class of shares, but subject to the provisions of any law from time to time in force with regard thereto, any part of the assets of the Company, including any shares in other companies, may be divided among the members of the Company in specie, or may be vested in trustees for the benefit of such members and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or otherwise whereon there is any liability.

Name and Address of Subscriber

1. Fidecs Nominees Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

2. Fidecs Trust Company Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

3. Trisha Agnes Navarro
35 Iberis House
West View Park
Gibraltar

4. Alison Martha Bula
58 Knights Court
Upper Withams Road
Gibraltar

5. Elizabeth Anne Plummer
308 Portland House
Glacis Road
Gibraltar

6. Jacqueline Anne Hitchcock
2/1 Serfaty's Passage
Gibraltar

7. Peter Max Yeoman
240 Peninsular Heights
Gibraltar

Dated this 21st June 2004

Witness to the above Signature:-

Jovanka Santiago
57 Picton House
Alameda Estate
Gibraltar


DIEU ET MON DROIT

Certificate
of the Incorporation of a Company

No. of Company : 92964

IT IS HEREBY CERTIFIED that

AVTO METALS PUBLIC LIMITED COMPANY

is this day incorporated under the Companies Ordinance and that the company is Public limited.

Given at Gibraltar, this 6th day of October Two Thousand and Four.


REGISTRAR OF COMPANIES
GIBRALTAR

For and on behalf of the
Registrar of Companies

List of Authorized Signatories

1. Rodney T. Cox;
2. Isaiah Cox; and
3. Fidecs Management Limited


METALS PLC

Avto Metals plc

GIBRALTAR COMPANY NUMBER 92964
INFORMATION CIRCULAR
Fiscal Year 2005

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Avto Metals plc ("Company") for use at its Annual Meeting of Members to be held 28 June 2005 in Gibraltar and via the Internet at www.avtometals.gi, with the Record Date of the meeting being 29 April 2005, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2005, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 5,296,765 shares were outstanding at the close of business 31 March 2005.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.avtometals.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@avtometals.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2005 except:

The Parmenides Group holds 5,211,006 shares or 98.38% of the outstanding shares. Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns 5,200,000 shares, which is 98.17% of the outstanding shares. The Parmenides Group holds these shares as fiduciary and disclaims ownership or control of these shares.

5. ELECTION OF DIRECTORS:

Present Directors	Remaining Term
Rodney T. Cox, Ph.D.	up for election
Peter Vanderwicken, A.B.	up for election
Isaiah W. Cox, A.B.	1 year
Wayne S. Marshall, Ph.D.	1 year
Stuart Harbron, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 29 April 2005.

RODNEY T. COX became Chief Executive Officer on 6 October 2004. Dr. Cox became a Director and Chairman of the Board of the Company on 6 October 2004. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Roche Bay plc, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Cox is a Member of the Council of The Hart Cox Foundation Limited and The Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 1 shares of Avto Metals plc, and has options on 30,000 shares of Avto Metals plc.

PETER VANDERWICKEN became a Director of the Company on 6 October 2004. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Power Chips plc, Photon Power plc, Faraway plc and Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 3,886 shares of Avto Metals plc, and has options on 7,500 shares of Avto Metals plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

ISAIAH W. COX became a Director of the Company on 6 October 2004. Mr. Cox is President and Chief Operating Officer of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Mr. Cox is a Member of the Council of The Jeremiah Toyam Cox Foundation Limited and The Hart Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 1 share of Avto Metals plc, and has options on 20,000 shares of Avto Metals plc.

WAYNE S. MARSHALL became a Director of the Company on 6 October 2004. He retired as a Professor of Business Administration from Long Island University, where he remains an Emeritus Professor. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Chorus Motors plc, Cool Chips plc, Photon Power plc, Power Chips plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Roche Bay plc, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. Dr. Marshall is a Member of the Council of The VSBM Foundation Limited, among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 2,401 shares of Avto Metals plc.

STUART HARBRON became a Director of the Company on 6 October 2004. Dr Harbron is Chief Patent Officer for the Company. He is the owner of The Enzyme Technology Consultancy, a consulting business specializing in providing IP intelligence to the biotechnology industry. He is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc, and Power Chips plc. Dr. Harbron is a Member of the Council of The Edgar Research Foundation. Stuart Harbron beneficially owns directly or indirectly no shares of Avto Metals plc, and has options on 5,000 shares of Avto Metals plc.

Fidecs Management Limited became Corporate Secretary of the Company on 6 October 2004.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorise the Directors to fix their remuneration.

7. OPTIONS:

There are now 750,000 options authorised. Of those, 700,000 have been granted and 50,000 remain in reserve to be granted at a later time.

8. INSURANCE:

The Company has liability insurance for its various offices and facilities worldwide. The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

9. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Avto Metals plc, but pays all of Avto Metals plc expenses. All funds raised by the sale of Avto Metals plc shares go to Borealis Technical Limited, where they become an account payable to Avto Metals plc.

10. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 30 May 2005

Avto Metals plc



Rodney T. Cox, Ph.D.
CEO/Chairman of the Board



Isaiah W. Cox, A.B.
President/COO

CURRENT INFORMATION STATEMENT OF ISSUER

AVTO METALS plc

DATED AS OF 15 May 2005
As filed with PINK SHEETS, LLC

Item (i): The exact name of the issuer and its predecessor (if any).

Avto Metals plc

Item (ii): The address of its principal executive offices.

Montagu Pavilion
8-10 Queensway
Gibraltar
+350-59995
Fax: + 44-20-7504-3593

Item (iii): The state (place) of incorporation, if it is a corporation.

Gibraltar Company Number: 92964
Date of incorporation: 6 October 2004

Item (iv): The exact title and class of the security.

The company has one class of security authorized.
Common voting stock, 10,000,000 common voting shares authorized.
Trading Symbol: AMTPF
CUSIP: X0269H 10 2

Item (v): The par or stated value of the security.

US $0.01

Item (vi): The number of shares or total amount of the securities outstanding and a list of securities offering in the past two years. Provide information as of the end of the issuer's most recent fiscal quarter and fiscal year.

A. Common shares authorized:
10,000,000

Common shares outstanding at end of fiscal year 31 March 2005
5,296,765 as of 31 March 2005

Number of shareholders at end of fiscal year 31 March 2005
129

Common shares outstanding
5,296,765 as of 29 April 2005

Number of shareholders
129 as of 29 April 2005

Options on common stock authorized 31 December 2004:
750,000 shares
Strike price: US$10.00/share
Expiration Date: 31 December 2009

Options on common stock outstanding as of 31 December 2004
700,000 shares
Strike Price: US$10.00 share

Options on common stock outstanding at end of fiscal year 31 March 05
700,000 shares
Strike price: US$10.00/share

B. No securities have ever been issued for services.

Item (vii): The name and address of the transfer agent.

OTR Inc.
1000 SW Broadway #920
Portland, OR 97205
503-225-0375
Fax: 503-273-9168

The transfer agent is registered under the Exchange act. Its regulator is the Securities and Exchange Commission.

Item (viii): The nature of the issuers business.

The issuer is in the business of fundamental and applied research in solid-state physics.

An abstract of a paper to be given at Oxford in July is a good summary of the work to date.

"In order to achieve quantum interference of free electrons inside a solid we modify the geometry of the solid in such a way that De Broglie waves interfere destructively inside the solid. Quantum interference of De Broglie waves leads to a reduction in the density of possible quantum states of electrons inside the solid and increases the Fermi energy level. This effect was studied theoretically within the limit of the quantum theory of free electrons inside the metal. It was shown that if a metal surface is modified with patterned indents, the Fermi energy level will increase and consequently the electron work function will decrease. This effect was studied experimentally in both Au and SiO2 thin films of special geometry and structure. We observed work function reductions of 0.5 eV in Au films and 0.2 eV in SiO_2 films. Comparative measurements of work function were made using the Kelvin Probe method based on compensation of internal contact potential difference. Electron emission from the same thin films was studied by two independent research groups using Photoelectron Emission Microscopy (PEEM). "

A. Business Development

1. **The form of organization of the issuer (e.g., corporation, partnership, limited liability company, etc.);**

   A Gibraltar Public Limited Company

2. **The year that the issuer (or predecessor) was organized.**

   The issuer was organized 6 October 2004

3. **Fiscal year end.**

   31 March

4. **Whether the issuer (and/or any predecessor) has been in bankruptcy, receivership, or any similar proceeding;**

   The issuer has no predecessors and has never been in bankruptcy.

5. **Any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business**

   There has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

6. **Any default of the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the issuer to make payments;**

   The Company has never defaulted on any note, lease or other indebtedness or financing arrangement.

7. **Any change of control;**

   There has been no change of control.

8. **Any increase in 10% or more of the same class of outstanding equity securities.**

   The issuer has not increased by 10% or more of the same class of outstanding equity securities.

9. **Describe any past, pending or anticipated stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.**

   The issuer has no past, pending or anticipated stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization.

10. **Any delisting of the issuer's securities by any securities exchange or NASDAQ.**

    The issuer has never had any of its securities delisted by any securities exchange or NASDAQ.

11. **Any current, past pending, or threatened legal proceeding or administrative actions either by or against the issuer that could have a material effect on the issuers business, financial condition, or operation. State the names of the principal parties, the nature and current status of the matters, and the amounts involved.**

    The issuer has no past, pending or threatened legal proceeding or actions of any kind that could have a material effect on the Issuer's business, financial condition or operations.

The issuer's primary and secondary SIC codes;

Primary: 873101 Laboratories – Research & Development

1. **If the issuer has never conducted operations, is in the development state or is currently conducting operations;**

   The issuer is actively conducting research and development in solid state physics.

2. **State the names of any parent, subsidiary, or affiliate of the issuer, and describe its business purpose, its method of operation, its ownership, and whether it is included in the financial statements attached to this disclosure document;**

   Parent :

   Borealis Technical Limited, which is 98% owned by Borealis Exploration Limited.

   Borealis Exploration Limited (BOREF), Gibraltar Company Number 66632, is a technology development company that is re-inventing the century-old core technologies used by basic industries. Borealis Exploration Limited was incorporated in 1965 and went public in 1969.

   CUSIP # 099720 10 4

   Borealis Exploration Limited owns 5,202,500 shares of Avto Metals plc as of 31 March 2005.

3. **The effect of existing or probably governmental regulation on the business;**

   The effects of governmental regulation are minimal and the company has no notice of violations or letters of reprimand from any regulating authority.

4. **An estimate of the amount spent during each of the last two fiscal years on Research and Development activities, and, if applicable, the extent to which the cost of such activities are borne directly by customers;**

   Since the issuer's primary business is Research and Development, 100% of the issuer's operating budget is in R&D, none of which has been borne directly by customers.

5. **Costs and effects of compliance with environment laws (federal, state, and local);**

   The issuer conducts its work using academic and commercial independent contractors, consultants, and labs, and as such all environmental laws are the responsibility of these other parties. All work carried out, to the best of the issuer's knowledge, is in complete accordance with all environmental laws and regulations. The costs of maintaining environmental compliance are not broken out by the aforementioned contractors and labs.

6. **Number of total employees and number of full time employees;**

   The issuer does not use employees; instead they use "virtual project management" principles which utilize independent contractors whenever needed

7. **Investment Policies.**

   1. Issuer does not own any real estate
   2. Issuer has no investment in mortgages
   3. There is no one individual involved in real estate investment activity

   If such activities were to be pursued the Board of Directors would develop approval procedures as well as procedures to monitor the mix of such investments in the portfolio of issuer.

a. All cash and cash equivalent funds will be maintained in bank accounts with international banks. Investments will be made dependent upon the opportunities available attempting to maximize Expected Present Discounted Cash Flow (EPDCF) as the model for investments. There will be no set limitations regarding the percentage limitations of any one investment.

b. No voting by security holders will be required for any investment.

c. Assets will be acquired that maximize EPDCF. We expect that the issuer will, from time to time, invest funds in the Borealis Family of Companies. It should be noted that the parent company, Borealis Technical Limited, pays all the company bills and expenses, and all shares that are sold have the proceeds loaned to Borealis Technical Limited, with 100% of the funds due back to Avto Metals plc. It is expected that this arrangement will continue until Avto Metals plc is a stand-alone, profitable company.

Item (ix): The nature of products or services offered:

1. **Principal products or services and their markets;**

   The issuer's principal products will be devices that utilize Avto Metals technology.

2. **Distribution methods of the products or services;**

   The issuer will use all viable distribution methods

3. **Status of any publicly announced new product or service;**

   The issuer has not announced any new products or services.

4. **Competitive business condition, the issuer's competitive position in the industry, and methods of competition;**

   The ability to custom design electron volt work functions, known in the trade as eV, has been a 'holy grail' of science for many decades. A great deal of literature around the basic science exists; however, close examination reveals few specifics with many groups skirting the issues involved. Avto Metals plc has the patent position which its advisors feel is dominant in the custom design of custom and unique electronic properties of bulk materials. Avto Metals plc has the basic science and patents which should allow for dominance in the

a. All cash and cash equivalent funds will be maintained in bank accounts with international banks. Investments will be made dependent upon the opportunities available attempting to maximize Expected Present Discounted Cash Flow (EPDCF) as the model for investments. There will be no set limitations regarding the percentage limitations of any one investment.

b. No voting by security holders will be required for any investment.

c. Assets will be acquired that maximize EPDCF. We expect that the issuer will, from time to time, invest funds in the Borealis Family of Companies. It should be noted that the parent company, Borealis Technical Limited, pays all the company bills and expenses, and all shares that are sold have the proceeds loaned to Borealis Technical Limited, with 100% of the funds due back to Avto Metals plc. It is expected that this arrangement will continue until Avto Metals plc is a stand-alone, profitable company.

Item (ix): The nature of products or services offered:

1. **Principal products or services and their markets;**

   The issuer's principal products will be devices that utilize Avto Metals technology.

2. **Distribution methods of the products or services;**

   The issuer will use all viable distribution methods

3. **Status of any publicly announced new product or service;**

   The issuer has not announced any new products or services.

4. **Competitive business condition, the issuer's competitive position in the industry, and methods of competition;**

   The ability to custom design electron volt work functions, known in the trade as eV, has been a 'holy grail' of science for many decades. A great deal of literature around the basic science exists; however, close examination reveals few specifics with many groups skirting the issues involved. Avto Metals plc has the patent position which its advisors feel is dominant in the custom design of custom and unique electronic properties of bulk materials. Avto Metals plc has the basic science and patents which should allow for dominance in the

field of custom and unique electronic properties of bulk materials for many years to come.

5. **Sources and availability of raw material and the names of principal suppliers;**

The issuer uses basic raw materials commonly available.

6. **Dependence on one or a few major customers;**

The issuer does not yet have customers. The ubiquitous nature of the uses of custom and unique electronic properties of bulk materials should lead to many customers in many fields.

7. **Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including their duration.**

The following patents are licensed to Avto Metals plc by Borealis Technical Limited and relate to Avto Metals™ devices Note there are other issued patents in other countries along with numerous patents applied for.

1 **6,876,123**
Thermotunnel converter with spacers between the electrodes

2 **6,869,855**
Method for making electrode pairs

3 **6,809,417**
Power circuitry with a thermionic cooling system

4 **6,774,003**
Method for making a diode device

5 **6,720,704**
Thermionic vacuum diode device with adjustable electrodes

6 **6,680,214**
Artificial band gap

7 **6,531,703**
Method for increasing emission through a potential barrier

8 **6,495,843**
Method for increasing emission through a potential barrier

9 **6,417,060**
Method for making a diode device

10 **6,281,514**
Method for increasing of tunneling through a potential barrier

11 **6,281,139**
Wafer having smooth surface

12 **6,117,344**
Method for manufacturing low work function surfaces

8. The need for any government approval of principal products or services. Discuss the status of any requested governmental approvals.

The issuer does not need, nor have they requested any government approvals.

Item (x): The nature and extent of the issuer's facilities.

Research Currently Being Carried on at:
Tbilisi State University
Tbilisi, GE

Portland State University
Portland, Oregon, USA

Other private facilities that include
Universities, and Private and Public Companies

Item (xi): The name of the chief executive officer, and members of the Board of Directors, counsel, accountant and public relations consultant.

Rodney T. Cox (CEO, Acting Chief Financial Officer, Director)

Rodney T. Cox is chairman and chief executive officer of Avto Metals plc and of its parent and affiliated companies. He is also a member of the Executive, Audit, and Compensation Committees of

Avto Metals plc, and in addition serves as the Company's acting chief financial officer. He has held similar positions with all of the Borealis Family of Companies since 1978.

Dr. Cox's principal experience has been as an investor in both public and private companies and a strategic and financial advisor to corporations and other institutions. From 1960 to 2000 he was a partner in the Parmenides Group, a private investment banking firm, where he engaged in a wide range of investing, financing, and consulting activities in many industries; Dr. Cox continues to advise the Parmenides Group, which is now owned by a charitable foundation.

Since 2000 he has consolidated his charitable activities into several charitable foundations, where he is a member and a member of the Council. Dr. Cox oversees strategic and financial matters for the Borealis Companies, but operational responsibility is being gradually assumed by the next generation of family members. Dr. Cox holds a B.A. in Mathematics and Economics from Willamette University, an M.S. in Industrial Administration from Carnegie Mellon University, and a Ph.D. in Finance and Operations Research from Columbia University.

Isaiah W. Cox (President and Chief Operating Officer, Director)

Isaiah W. Cox is President and Chief Operating Officer of Avto Metals plc and of its parent and affiliated companies. He is also a member of the Board of Directors, and serves on the Executive and Compensation Committees of Avto Metals plc. He has served as COO since 1993, and president since 1999, having worked with the Borealis Family of Companies in various capacities since 1987.

Mr. Cox, a founder of Avto Metals plc, is responsible for operations, including technical development, licensing presentations and negotiations, and ongoing oversight of all non-financial aspects of the company's efforts, including non-financial personnel.

Mr. Cox is also president of Thales Resources, Inc. He is a member of the Council of several charitable foundations. Mr. Cox graduated from Princeton University with an A.B. in History, and has conducted post-graduate work at King's College, University of London, England. Mr. Cox holds 7 issued patents, with 6 more patents pending.

Wayne S. Marshall (Executive Committee Chairman, Director)

Wayne S. Marshall is a member of the Board of Directors of Avto Metals plc and of its parent and affiliated companies. He is also chairman of the Executive and Compensation Committees and co-chairman of the Audit Committee for Avto Metals plc.

After completing a term of military service as an industrial engineer at the Red River Arsenal, Dr. Marshall worked as a Manufacturing Process Engineer for a division of General Motors. He has since taught at Case Institute of Technology, Texarkana Junior College, Columbia University and most recently Long Island University where he was professor of Business Administration. He has been associated with Borealis since 1970 and is currently a director of almost all of the Borealis Family of Companies. Dr. Marshall is a member of the Council of several charitable foundations.

Stuart Harbron (Chief Patent Officer, Director)

Stuart Harbron is Chief Patent Officer of Avto Metals plc and of its parent and affiliated companies. He is also a member of the Board of Directors. He has worked with the patent team of Avto Metals plc and its parent since 1995.

Dr. Harbron also served as Research Director at ZetaGen Ltd. from 1999-2001 and as a member of The Enzyme Technology Consultancy since 1995. Dr. Harbron received both his B.Sc. and Ph.D. from the University of Sheffield. He is the author of 26 publications in peer-reviewed journals, and of 13 published patents and patent applications. Dr. Harbron is a member and a member of the Council of a charitable foundation.

Peter Vanderwicken (Director)

Peter Vanderwicken is a member of the Board of Directors of Avto Metals plc and its ultimate parent as well as several affiliated companies. Now retired, he was until 2004 president of Plumstead Group Inc., a publishing and consulting concern. Previously he was Senior Vice President at J.P. Morgan & Co. Incorporated, Director of Public Affairs at Booz Allen Hamilton, and a writer and editor at Fortune, Time, and The Wall Street Journal. He is author of hundreds of articles on business, economics, finance, and public policy issues and has lectured on public policy and finance at several universities.

Accountant:

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Public Relations Consultant:

Chris Bourne
Middlesex UB1 2AN
United Kingdom

Item (xii): **The issuer's most recent balance sheet and profit and loss and retained earnings statement.**

See Appendix for Unaudited statements as of 28 February 2005. We expect audited statements to be available for the period ended 31 March 2005. The 2005 Annual Meeting is set for 28 June 2005.

Item (xiii) **Similar information for the three prior fiscal years of the issuer's existence.**

Avto Metals plc was incorporated 6 October 2004. There are many decades of audited statements for the Borealis Family of companies.

Item (xvi): **Whether the quotation is being submitted or published directly or indirectly on behalf of the issuer, or any director, officer, or any person, directly or indirectly if the beneficial owner of more than 10% of the outstanding units or shares of any equity security or the issuer, and or person.**

Quotations with respect to the issuer's stock are not being submitted or published directly or indirectly on behalf of the issuer or director, officer or beneficial owner of more than 10% of any class of its issued and outstanding securities.

APPENDIX

AVTO METALS PUBLIC LIMITED COMPANY

Financial Statements
As of 28 February 2005

AVTO METALS PUBLIC LIMITED COMPANY

PROFIT AND LOSS ACCOUNT
As of February 28 2005

	February 2005 $	December 2004 $
Expenditure		
Administration fees	10,800	---
Retained loss for the year	$ (10,800)	---
Retained losses brought forward	---	---
Retained losses carried forward	$ (10,800)	$ ---

AVTO METALS PUBLIC LIMITED COMPANY

BALANCE SHEET
as at 28 February 2005

	February 2005 $	December 2004 $
Current Assets		
Debtors	513,825	400,625
Total Net Assets	$ 513,625	$ 400,625
Capital and Reserves		
Called up Share Capital	52,970	52,697
Share Premium Account	471,655	347,928
Profit and Loss account	(10,800)	(---)
Total Shareholders' Funds	$ 513,825	$ 400,625

AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2005
for the first quarter of Fiscal Year 2006

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
For the three months ended 30 June 2005

	30 June 2005	31 March 2005
	$	$
Expenditure		
Administration fees	16,200	16,200
Retained losses for the period	(16,200)	(16,200)
Retained losses brought forward	(16,200)	--
Retained losses carried forward	$ (32,400)	$ (16,200)

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 30 June 2005

	30 June 2005 $	31 March 2005 $
Current Assets		
Debtors	964,420	507,120
Total Net Assets	$964,420	$507,120
Capital and Reserves		
Called up Share Capital	53,441	52,968
Share Premium Account	943,379	470,352
Profit and Loss Account	(32,400)	(16,200)
Total Shareholders' Funds	$964,420	$507,120

Avto Metals plc
Registered in Gibraltar, number 92964
Montagu Pavilion
8-10 Queensway
Gibraltar

RECEIVED
2006 MAY 17 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


AVTO METALS PLC

Certification:

These financial statements, and the notes thereto, are based on the best information currently available to the Company, and to the best of my knowledge present fairly, in all material respects, the financial position of the Issuer and the results of its operations and cash flow for the periods presented, in conformity with accounting principles generally accepted in Gibraltar and the United Kingdom, consistently applied.

Avto Metals plc

/s/ Rodney T Cox

Rodney T Cox,
Chairman

	Gibraltar	England	US	
Phone:	+350.59995	+44.207.101.9592	+1.503.621.3286	e-mail:exec@avtometals.gi
Fax:	+350.59059	+44.207.504.3593	+1.503.296.2163	www.avtometals.gi

AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2005
for the second quarter of Fiscal Year 2006

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
For the six months ended 30 September 2005

	30 September 2005	30 September 2004
	$	$
Expenditure		
Administration fees	32,400	16,200
Retained losses for the period	(32,400)	(16,200)
Retained losses brought forward	(16,200)	--
Retained losses carried forward	$ (48,600)	$ (16,200)

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 30 September 2005

	30 September 2005	30 September 2004
	$	$
Current Assets		
Debtors	1,093,220	77,950
Total Net Assets	$1,093,220	$ 77,950
Capital and Reserves		
Called up Share Capital	53,586	156
Share Premium Account	1,088,234	77,794
Profit and Loss Account	(48,600)	
Total Shareholders' Funds	$1,093,220	$ 77,950
Total number of shares in issue	5,358,615	15,600

Avto Metals plc

Registered in Gibraltar, number 92964
Montagu Pavilion
8-10 Queensway
Gibraltar


AVTO METALS PLC

Certification:

These financial statements, and the notes thereto, are based on the best information currently available to the Company, and to the best of my knowledge present fairly, in all material respects, the financial position of the Issuer and the results of its operations and cash flow for the periods presented, in conformity with accounting principles generally accepted in Gibraltar and the United Kingdom, consistently applied.

Avto Metals plc

/s/ Rodney T Cox

Rodney T Cox,
Chairman

	Gibraltar	England	US	
Phone:	+350.59995	+44.207.101.9592	+1.503.621.3286	e-mail:exec@avtometals.gi
Fax:	+350.59059	+44.207.504.3593	+1.503.296.2163	www.avtometals.gi

AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2005
for the third quarter of Fiscal Year 2006

prepared 19 January 2006

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
For the nine months ended 31 December 2005

	31 December 2005	31 December 2004
	$	$
Expenditure		
Administration fees	48,600	-
Retained losses for the period	(48,600)	-
Retained losses brought forward	(16,200)	-
Retained losses carried forward	$ (64,800)	-

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 31 December 2005

	31 December 2005 $	31 December 2004 $
Current Assets		
Debtors	1,077,020	385,625
Total Net Assets	$ 1,077,020	$ 385,625
Capital and Reserves		
Called up Share Capital	53,586	52,667
Share Premium Account	1,088,234	332,958
Profit and Loss Account	(64,800)	-
Total Shareholders' Funds	$ 1,077,020	$ 385,625
Total Number of Shares in Issue	5,358,606	5,266,706

Information, Documents and Materials Distributed or Required to be Distributed to the Company's Shareholders since March 31, 2005

Information, Document or Material	Time Period	By Whom	Manner
Information Circular in connection with the Solicitation of Proxies for use at the Annual Meeting	prior to the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders

Information, Documents and Materials Made or Required to be Made Public under Gibraltar Law since March 31, 2005

Information, Document or Material	Time Period	By Whom	Manner
Audited Financial Statements for the fiscal year ending 31 March 2005	within 90 days of the end of the fiscal year	the Registry	Filing with the Registry, which, in turn, makes the audited financial statements available for public inspection

Information, Documents and Materials Filed or Required to be Filed with the Pink Sheets since March 31, 2005

Information, Document or Material	Time Period	By Whom	Manner
Form 2-11	at least 3 business days before initiating or resuming the quotation of the Company's stock on the Pink Sheets	the National Association of Securities Dealers Regulation, Inc.	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the three months ending 30 June 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the six months ending 30 September 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the nine months ending 31 December 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets

Press Releases issued by the Company since March 31, 2005

Title	Date Issued	Manner of Issuance
"Avto Effect" Transforms Electron Emission Characteristics	7 July 2005	the Company released the press release to Market Wire for global distribution


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"Avto Effect" Transforms Electron Emission Characteristics

Gibraltar, 7th July:

A new method for increasing electron emission from thin film materials may provide much improved materials for constructing vacuum diodes and similar components, and, in turn, allow for greater efficiency in a wide range of industrial processes, including power generation and heat management.

Named for Dr Avto Tavkhelidze, who first theorized, researched and discovered it, the "Avto Effect" has now been observed many times in specially prepared films of gold and other materials. The preparation involves changing the geometry of the surface of the film by etching tiny grooves or corrugations on it. As a result, quantum wave interference reveals new electronic characteristics which were previously unobserved.

One of the first effects to be observed has been a change in the material's "work function", the amount of work needed to cause electron emission. In repeated tests, the material's work function has been markedly lowered, allowing electrons to flow more freely into the vacuum.

These results are consistent with the theory developed by Georgian scientist Dr Tavkhelidze which will be presented next week, on July 10th, at 18th International Vacuum Nanoelectronics Conference held at St. Catherine's College, Oxford, UK (10th-14th July) by Nechama Katan, program manager for Avto Metals plc, a company formed to commercialize the "Avto Effect". The discovery can be applied to many materials, including non-metallic materials such as silicon, although the phrase "Avto Metal" was coined at an early stage to describe the resulting surfaces.

The paper, Observation of New Quantum Interference Effect in Solids, will present the theory and results, including images of the grooved surfaces. Tests have been conducted at three independent laboratories in Europe and the USA in order to confirm the unprecedented results.

The rate of electron emission has, in the past, been regarded as a characteristic of the material, defined by a constant known as the "work function". Consequently, to get better work functions, most research looks for new materials. The idea of improving the geometry of the surface to effectively change the work function of a material across the whole surface is a new development which has become possible as a result of improved techniques for precisely texturing a surface at the *nanoscale* level.

An important difference between the Avto Effect and earlier work is that the higher rate of emission is consistent across the whole surface of the film, so Avto Metals do not rely on field emitters such as tips or nanotubes which are difficult to fabricate and handle. And because the reduced work functions of Avto Metals allow for thermionic emission instead of field emission, emission occurs as a result of elevated temperatures, not the application of very high voltages.

Avto Metals plc program manager Nechama Katan said: "The ability to lower the work function of materials has commercial implications for many industrial processes, from amplifiers to mass spectrometry to the cathode ray tube, transistors, and any technology using vacuum diodes. In particular, we expect it to facilitate the production of Power Chips™ and Cool Chips™, proprietary technologies owned by our sister companies in the Borealis family."

For further information please contact:

Chris Bourne
Head of Public Relations
Avto Metals plc

Tel: +44 (0)20 8571 5216
Email: pr@avtometals.gi

Avto Metals plc (AMTPF) is a subsidiary of Borealis Exploration Limited formed to commercialize the "Avto Effect", a technology that allows nanoscale properties to be applied to large surface areas. Initial applications are expected to include heat management, cathodes, transistors, and power generation. The technology has been licensed to Cool Chips plc (COLCF) for heat management applications and to Power Chips plc (PWCHF) for power generation applications. For more information and forward-looking statements please visit its web site at www.avtometals.gi .

Borealis Exploration Limited (BOREF) is a research and development company founded in 1968 and based in Gibraltar in the European Union. Borealis has 5,000,000 shares outstanding. Borealis' business is reinventing the core technologies used by basic industries, including electric motors, steelmaking, electrical power generation, and cooling and refrigeration. For more information and forward-looking statements please visit its web site at www.borealis.gi .
